JONATHAN RAM DARIYANANI
ATTORNEY AT LAW
1329 Clay Street Suite 3, San Francisco, California 94109 (415) 699-7121

February 27, 2004

Ms. Christine Guay
Corporate Stock Transfer
3200 Cherry Creek Drive South, Suite 430
Denver, CO 80209

Dear Ms. Guay:

    I write regarding WorldTeq Group International, Inc. (formerly A.I. Internet.com, Inc.), a Nevada corporation, in connection with the proposed transfer of the 265,000 Common Shares identified below and held by the holder thereof as identified below. The purpose of this letter is to advise you whether the shares may be transferred without registration and the extent, if any, of the applicable stock transfer restrictions.
    The following information was supplied to me by officers and representatives of through the public filings of the Worldteq Group International, Inc.:

1.
Worldteq Group International, Inc., has 33,561,746 shares of common stock issued and outstanding on January 15, 2004 (with 100,000,000 common shares authorized). Worldteq's CUSIP number is 98158A. Worldteq's federal identification number is 03-7392107.

2.
The Holder acquires the shares more than 2 years ago between September 14, 2000 and December 18, 2001. The Holder was issued certificates numbered 2224-4, 2258-2 and 2351-5 in the amounts of 159,000, 6,000, and 100,000.

3.
The Holder at present is the CEO of WorldTeq. Therefore, he is an "affiliate" of the issuer, within the meaning of Rule 144(a) and must abide by Rule 144's volume restrictions, which dictates that sales in a three-month period cannot be more than 1% of the issuer's total outstanding shares.

Shares	Holder

265,000	Jeff Lieberman

    For the objective of this letter, I have examined and relied upon the completeness and accuracy of the foregoing. I have not made any independent investigation of the facts stated in the foregoing materials or of any other matters. In my examination of the foregoing documents. I have assumed the genuineness of conformity to authentic original documents of all documents submitted to me as copies (including faxes and emails). This letter is based as to matters of law solely on the federal securities laws applicable to the transfer of restricted securities, and I express no opinion as to any other laws, statutes, rules, ordinances or regulations.
    Based upon and limited to the information above, the proposed transfer of 265,000 shares represents less than 1% of the total outstanding shares of WorldTeq Group International, Inc. as of January 15, 2004. Therefore, these shares may be transferred under Rule 144 without the imposition of a restrictive transfer legend if the following restrictions are followed 1.) Jeff Lieberman cannot sell more than 355,617 shares in any three-month period; 2.) Jeff Lieberman must file a Form 144 before any shares are sold; and 3.) the sale must be made through a broker or directly to a market maker.
    I assume no obligation to advise you of any changes in the foregoing subsequent to February 27, 2004. This letter has been has been prepared solely for use in connection with the reissuance of the shares as described herein, and may not be quoted in whole or in part or otherwise referred to, or filed with or furnished to any government agency or any other person or entity, without the prior permission of the undersigned.

   If you desire further information, please call me at your convenience.

   Very Truly yours,

                              /s/ Jonathan Dariyanani
   Jonathan Dariyanani, Esq.